File No. 70-9353


                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C. 20549
                 ----------------------------------

                   POST-EFFECTIVE AMENDMENT NO. 3
                                      TO
                              FORM U-1
                 ----------------------------------


                     APPLICATION OR DECLARATION

                              under the

             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                * * *

                AMERICAN ELECTRIC POWER COMPANY, INC.
                         AEP RESOURCES, INC.
                      AEP ENERGY SERVICES, INC.
               1 Riverside Plaza, Columbus, Ohio 43215
               ---------------------------------------
         (Name of company or companies filing this statement
            and addresses of principal executive offices)

                                * * *

                AMERICAN ELECTRIC POWER COMPANY, INC.
               1 Riverside Plaza, Columbus, Ohio 43215
               ---------------------------------------
               (Name of top registered holding company
               parent of each applicant or declarant)

                A. A. Pena, Senior Vice President and Treasurer
                 AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215

                                * * *

                   Susan Tomasky, General Counsel
             AMERICAN ELECTRIC POWER SERVICE CORPORATION
               1 Riverside Plaza, Columbus, Ohio 43215
               ---------------------------------------
             (Names and addresses of agents for service)



      American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), AEP Energy Services, Inc. ("AEPES") and AEP Resources, Inc. ("Resources"), wholly-owned non-utility subsidiaries of AEP, hereby amend the Form U-1 Application-Declaration in File No. 70-9353 and restate the
Application-Declaration in the following respects. In all other respects the Application-Declaration as previously filed and amended will remain the same.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

      Pursuant to an order of the Commission dated November 2, 1998 (HCAR No. 26933), with respect to the Application-Declaration, Applicants were authorized to acquire in one or more transactions from time to time through December 31, 2003 (the "Authorization Period"), non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with energy marketing, brokering and trading. Applicants were authorized to invest up to $800 million (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the equity securities of companies substantially all of whose physical properties consist of such Energy Assets.1 Pursuant to such order, Applicants acquired midstream gas assets, including an intrastate pipeline system in Louisiana, natural gas processing plants and storage facilities. Such Energy Assets (or equity securities of companies owning Energy Assets) could be acquired for cash or in exchange for common stock of AEP or other securities of Applicants or could include the assumption of debt of the seller of such Energy Assets, or any combination of the foregoing. If common stock of AEP was used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. Under no circumstances, however, would Applicants acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the 1935 Act.

      Applicants hereby request that the Commission authorize increasing the Investment Limitation from $800 million to $2.0 billion. This increased authority is needed to enable Applicants and such subsidiaries to continue to add non-utility, marketing-related assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). At the current time, Applicants are investigating several opportunities to acquire other Energy Assets, the value of which could exceed existing Investment Limitation.


ITEM 2.  FEES, COMMISSIONS and EXPENSES

      The fees, commissions and expenses incurred or expected to be incurred in connection with the transactions proposed in this Post-Effective Amendment are estimated not to exceed $2,000, including fees and expenses to be billed at cost by American Electric Power Service Corporation.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      Sections 6, 7, 9, 10 and 12 and Rule 45 under the 1935 Act may be applicable with respect to the proposed activities.

      To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the 1935 Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

                             Compliance with Rule 54

      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of June 30, 2000, AEP, through its subsidiaries, had an aggregate investment in EWGs and FUCOs of $1,920,829,000. This investment represents approximately 54.2% of $3,544,649,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended June 30, 2000. However, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the "100% Order") in File No. 70-9021. Although AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 100% Order.

      As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of June 30, 2000, AEP's consolidated capitalization consisted of 36.2% common and preferred equity and 63.8% debt. The requested authorization will have no impact on AEP's consolidated capitalization ratios on a pro forma basis. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.

      AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's electric utility operating subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility operating subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

      Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($3,544,649,000) represented an increase of approximately $40,644,000 (or 1.2%) in the average consolidated retained earnings from the previous four quarterly periods ($1,693,698,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.

      As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP, nor would it have an adverse impact on any of its electric utility operating subsidiaries or their customers, or on the ability of state commissions to protect the electric utility operating subsidiaries or their customers.


ITEM 4.  REGULATORY APPROVAL

      No  Federal  or State  commission  or  regulatory  body,  other  than this
Commission,   has  jurisdiction   over  the  proposed   transactions  for  which
authorization is requested herein.


ITEM 5.  PROCEDURE

      The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. AEP requests that the Commission reserve jurisdiction over the issuance and the sale of securities by AEP or any Special Purpose Finance Subsidiary (other than shares of common stock, guarantees or short-term debt) pending completion of the file. Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

Exhibit F-1     Opinion of Counsel  (To be filed by amendment)

Exhibit H-1     Form of Notice


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                          AMERICAN ELECTRIC POWER COMPANY, INC.
                          AEP ENERGY SERVICES, INC.
                          AEP RESOURCES, INC.


                               By: /s/ A. A. Pena
                                   A. A. Pena
                                    Treasurer


Dated:  September 12, 2000

                                                                    Exhibit H-1


                      UNITED STATES OF AMERICA
                             before the
                 SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /September   , 2000


----------------------------------------
                                        :
In the Matter of                        :
                                        :
AMERICAN ELECTRIC POWER COMPANY, INC.   :
AEP ENERGY SERVICES, INC.               :
AEP RESOURCES, INC.                     :
1 Riverside Plaza                       :
Columbus, Ohio 43215                    :
70-9353                                 :
----------------------------------------:


      American Electric Power Company, Inc. ("AEP") a registered holding company, AEP Energy Services, Inc. and AEP Resources, Inc., wholly-owned non-utility subsidiaries of AEP, have filed a post-effective amendment to their application-declaration previously filed and amended pursuant to the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), designating Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32 and 33 of the 1935 Act and
Rules 45 and 53 thereunder as applicable to the proposed transaction.

      Pursuant to an order of the Commission dated November 2, 1998 (HCAR No. 26933), with respect to the Application-Declaration, Applicants were authorized to acquire in one or more transactions from time to time through December 31, 2003 (the "Authorization Period"), non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist Applicants and their subsidiaries (or any other energy trading, marketing or brokering subsidiary hereafter acquired by Applicants) in connection with energy marketing, brokering and trading. Applicants were authorized to invest up to $800 million (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the equity securities of companies substantially all of whose physical properties consist of such Energy Assets.2 Pursuant to such order, Applicants acquired midstream gas assets, including an intrastate pipeline system in Louisiana, natural gas processing plants and storage facilities. Such Energy Assets (or equity securities of companies owning Energy Assets) could be acquired for cash or in exchange for common stock of AEP or other securities of Applicants or could include the assumption of debt of the seller of such Energy Assets, or any combination of the foregoing. If common stock of AEP was used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. Under no circumstances, however, would Applicants acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the 1935 Act.

      Applicants hereby request that the Commission authorize increasing the Investment Limitation from $800 million to $2.0 billion. This increased authority is needed to enable Applicants and such subsidiaries to continue to add non-utility, marketing-related assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation).

      The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by October __, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.




--------


      1 Companies whose physical properties consist of Energy Assets may also be currently engaged in energy (gas or electric or both) marketing or trading activities. To the extent necessary, Applicants request authorization to continue such activities in the event they acquire such companies.


      2 Companies whose physical properties consist of Energy Assets may also be currently engaged in energy (gas or electric or both) marketing or trading activities. To the extent necessary, Applicants request authorization to continue such activities in the event they acquire such companies.